Exhibit 99.115

AUTHORIZING AND AMENDMENT AGREEMENT

THIS AGREEMENT dated October 14, 2010 is among:

RIO ALTO MINING LIMITED

(“Rio Alto”)

AND

RIO ALTO S.A.C.

(“Rio Alto S.A.C.”)

AND

MEXICAN SILVER MINES (GUERNSEY) LIMITED

(“MSM”)

AND

IAMGOLD - QUÉBEC MANAGEMENT INC.

(“IAMGOLD”)

AND

LA ARENA S.A.

(“La Arena”)

BACKGROUND

A. IAMGOLD is the beneficial owner of all of the issued and outstanding shares in the share capital of La Arena. La Arena holds the mining concessions and owns certain surface rights comprising the La Arena gold-copper project (“La Arena Project”) in Peru. La Arena Project includes both an oxide portion containing gold mineralization (“La Arena Gold Oxide Project”) and a sulphide portion containing both primary and secondary copper mineralization.

B. Rio Alto, IAMGOLD and La Arena entered into an option and earn-in right purchase agreement (as may be amended from time to time, the “Option Agreement”) dated June 15, 2009 as amended pursuant to which Rio Alto acquired the option (the “Option”) to purchase all of shares of La Arena owned by IAMGOLD and loans made by IAMGOLD (or an affiliate) to La Arena in consideration of cash payments of US$47.55 million (subject to adjustment) and the right (the “Earn-in Right”) to acquire up to 38.7% of the shares of La Arena by incurring expenditures of up to US$30 million on the La Arena Project.

C. Rio Alto S.A.C., a direct wholly-owned subsidiary of Rio Alto, is the operator of the La Arena Project pursuant to an operator agreement (as may be amended from time to time, the “Operator Agreement”) dated September 2, 2009 entered into between La Arena and Rio Alto S.A.C.

D. IAMGOLD, La Arena and Rio Alto entered into a governance agreement (as may be amended from time to time, the “Governance Agreement”) dated June 15, 2009.

E. MSM is a wholly owned subsidiary of Rio Alto.

F. By an Assignment Agreement made as of July 24, 2009 between Rio Alto and MSM, the interest of Rio Alto in the Option and the Governance Agreement was assigned by Rio Alto to MSM.

G. Following initial due diligence on Rio Alto and La Arena Gold Oxide Project, Red Kite Australia Pty Ltd. (CAD128 508 341), as trustee for Red Kite Explorer Trust, a trust organized under the laws of Bermuda (“RKET”) provided an indicative term sheet for a proposed gold pre-payment and gold purchase agreement to Rio Alto in relation to funding capital expenditures, exploration and development of La Arena Gold Oxide Project and related working capital requirements. After various discussions among Rio Alto, RKET and IAMGOLD, Rio Alto and RKET entered into Gold Prepayment Term Sheet (the “Term Sheet”) dated April 19, 2010, a copy of which is attached as Schedule “A” hereto.

H. The Term Sheet contemplates (i) a gold prepayment by RKET to Rio Alto in the amount of US$25 million (the “Prepayment”) pursuant to a gold prepayment agreement (the “Prepayment Agreement”), a copy of which is attached with Schedule “B” hereto; and (ii) Rio Alto S.A.C. entering into a contract for the sale and purchase of gold (the “Gold Purchase Agreement”) with RKET, pursuant to which RKET will agree to buy Oxide Gold from Rio Alto S.A.C. in accordance with the terms of the Gold Purchase Agreement, a copy of which is attached with Schedule “C” hereto.

I. RKET has now visited La Arena Gold Oxide Project and has advised Rio Alto that it wishes to proceed with the transactions contemplated by the Term Sheet and the Credit Facility (as later defined) (collectively, the “Red Kite Transactions”) through its wholly-owned subsidiary, [Redacted: Subsidiary of Red Kite Explorer Trust] (“Red Kite”).

J. In discussions held both prior to and following the execution of the Term Sheet, IAMGOLD indicated its agreement in principle to certain amendments to the Option Agreement, the Operator Agreement and the Governance Agreement that would be necessary in order for Rio Alto to proceed with the Red Kite Transactions.

K. The parties hereto wish to enter into this Agreement to give effect to the required amendments to the Option Agreement, the Operator Agreement and the Governance Agreement and to provide the necessary authorizations and consents to Rio Alto, Rio Alto S.A.C. and MSM (collectively, the “Rio Alto Parties”) to permit them to enter into and complete the Red Kite Transactions.

AGREEMENTS

For good and valuable consideration, the receipt and sufficiency of which each party acknowledges, the parties agree as follows:

1.	Gold Prepayment Agreement

(a)	The Prepayment Agreement does not create an obligation of either of IAMGOLD or La Arena to Red Kite, but IAMGOLD and La Arena agree with the Rio Alto Parties as set out herein.

(b)

IAMGOLD and La Arena understand that, subject to the terms and conditions of the Prepayment Agreement, Red Kite will make the Prepayment to Rio Alto, which funds shall be used exclusively for the funding of capital expenditures, exploration and development of the La Arena Gold Oxide Project and related working capital requirements. IAMGOLD and La Arena agree to allow the repayment of US$25 million advanced under the Prepayment Agreement during the Option Term, as may be extended, through the delivery by Rio Alto of gold produced from the La Arena Gold Oxide Project (the “Oxide Gold”) according to the monthly delivery schedule as outlined in the Term Sheet (the “Prepayment Delivery Schedule”), provided there is sufficient liquidity, at the time of, and after, the delivery to fund the budgeted capital expenditures, exploration and development of the La Arena Gold Oxide Project and related working capital requirements. In order to facilitate the repayment by Rio Alto, notwithstanding section 2(b) hereof, La Arena will be deemed to have transferred to Rio Alto S.A.C. a portion of the Oxide Gold (as contained in any ore, concentrate, doré or other unrefined gold product produced at or from the La Arena Oxide Project) delivered from time to time to a refiner, pursuant to sub-section 2(b)(i) hereof, equal to the amount of gold then and next deliverable by Rio Alto S.A.C. to Red Kite in accordance with the Prepayment Delivery Schedule. Notwithstanding anything to the contrary herein, in no event shall any gold produced at or from the La Arena Oxide Project be deliverable or delivered to Red Kite under the Gold Prepayment Agreement after the expiry of the Option, without MSM having acquired all of the issued shares of La Arena. IAMGOLD and La Arena also understand and agree that the number of ounces delivered in any month during the term of the Option Agreement as contemplated by the Term Sheet may be increased (on a sliding scale basis) by a maximum of 15% as penalty if the price of gold is below US$950 per ounce for the scheduled delivery period, or decreased (on a sliding scale basis) by up to a maximum of 15% as a credit if the price of gold is above US$1,450 per ounce.

(c)

In addition to the Prepayment, Red Kite will make available to Rio Alto a single draw, non-revolving credit line (the “Credit Facility”) pursuant to a credit facility agreement (the “Credit Agreement”) drawable for La Arena Gold Oxide Project capital expenditures. Advances under the Credit Facility will be deposited to a Rio Alto S.A.C. restricted working capital account (as required by the Credit Agreement, to be established and maintained by Rio Alto S.A.C.). The restricted working capital account may be drawn upon for working or operating capital (as set out in an approved budget) of Rio Alto S.A.C. or La Arena during the term of the Credit Facility. If the Option Agreement expires without Rio Alto acquiring all of the shares of La Arena, then the balance held in such working capital account shall be directed to immediately purchase gold for delivery to Red Kite to reduce any deliveries that are outstanding under the terms of the Prepayment Agreement.

(d)

IAMGOLD and La Arena agree that the value of the gold transferred to Rio Alto S.A.C. as described in Section 1(b) above is not considered in the calculation of the “Free Cash Flow” as such term is defined in sub-section 4.3(a) of the Option Agreement.

(e)

In the event that the Option expires without MSM acquiring all of the shares of La Arena owned by IAMGOLD, then MSM, IAMGOLD and La Arena will enter into a joint venture agreement (the “JV Agreement”) substantially on the terms set out in Schedule “D” hereto (the “JV Terms”). Under the JV Agreement, all Free Cash Flow will be distributed by La Arena to the shareholders of La Arena based on their percentage ownership interests in La Arena.

(f)

The Rio Alto Parties acknowledge that any obligation, consent or authorization of IAMGOLD or La Arena in respect of the Prepayment Agreement and the Gold Purchase Agreement (described below), and only as agreed to herein, shall cease upon the Option expiring, without MSM having acquired all of the issued shares of La Arena.

2.	Gold Purchase Agreement

(a)

Rio Alto and Rio Alto S.A.C. will be parties to a contract for the sale and purchase of gold (the “Gold Purchase Agreement”) with Red Kite. La Arena, being the owner of the Oxide Gold, hereby authorizes Rio Alto and Rio Alto S.A.C. to enter into the Gold Purchase Agreement and to deliver and/or sell the Oxide Gold pursuant to the terms of the Gold Purchase Agreement, such authorization terminating upon the expiry of the Option, without MSM having acquired all of the issued shares of La Arena.

(b)

To facilitate the purchase and sale of Unrefined Bullion and the Material (both as defined in the Gold Purchase Agreement) pursuant to the Gold Purchase Agreement during the term of the Option, La Arena will cause all Oxide Gold to be delivered to Red Kite with firstly, an amount of the Oxide Gold, as delivered from time to time, sufficient to pay all then outstanding repayment amounts pursuant to the Prepayment Delivery Schedule to constitute repayment pursuant to such repayment obligations of Rio Alto pursuant to the Prepayment Agreement, with no purchase price being payable by Red Kite in respect thereto and secondly, the remaining balance of the Oxide Gold as delivered from time to time to be purchased by Red Kite pursuant to the Gold Purchase Agreement at a purchase price selected by Red Kite from either the London Gold Market AM Fixing Price as published by the London Bullion Market Association or the Comex (1st Position) Settlement Price to be paid to La Arena. In addition, La Arena hereby irrevocably authorizes Rio Alto S.A.C. to do the following:

(i)

to enter into refining agreements (“Refining Agreements”) with Refiners (as defined in the Gold Purchase Agreement) on reasonable commercial terms in respect of treatment and refining charges, gold return and penalties, with a termination date no later than the date of the expiry of the Option;

(ii)	to deliver all Unrefined Bullion to either:

A.	the Refiners pursuant to the Refining Agreements; or

B.

pursuant to a sale to a third party for cash on reasonable commercial terms, in which case the sale proceeds go firstly, to purchase and deliver to Red Kite sufficient refined gold compliant with the Specifications (as defined in the Gold Purchase Agreement) so as to satisfy the outstanding repayment obligations of Rio Alto to Red Kite under the Prepayment Agreement; and secondly, the balance to La Arena; and

(iii)

to deliver to each Refiner an irrevocable written direction, directing that, until the earlier of the expiry of the Option or the termination of the Gold Purchase Agreement (such termination being confirmed by Red Kite or reasonably evidenced by La Arena), all Material (as defined in the Gold Purchase Agreement) derived from the Unrefined Bullion is to be delivered by the Refiner to Red Kite, as contemplated in the Gold Purchase Agreement.

(c)	The duration of the Gold Purchase Agreement will be:

(i)

if the Option is exercised such that MSM owns 100% of the issued shares of La Arena, then until 622,210 ounces of refined gold which are expected to be produced under the gold oxide mine plan have been sold to Red Kite; and

(ii)	if the Option has expired and MSM owns less than 100% of the issued shares of La Arena, then until expiry of the Option.

(d)

IAMGOLD and La Arena agree that during the term of the Option Agreement, all Oxide Gold will be delivered pursuant to the Gold Purchase Agreement and all refined gold derived therefrom (other than gold delivered in satisfaction of Rio Alto’s obligations under the Prepayment Agreement) will be sold on substantially the terms set out in the Gold Purchase Agreement.

(e)

The proceeds received by Rio Alto S.A.C. from the sale of gold under the Gold Purchase Agreement during the term of the Option Agreement will be considered to be revenue for the purposes of determining “Free Cash Flow” under sub-section 4.3(a) of the Option Agreement.

(f)

If the Option expires without MSM acquiring all of the shares of La Arena, then the JV Agreement will provide for La Arena becoming a sole purpose entity for the development and operation of the La Arena Project and all gold produced from the La Arena Gold Oxide Project will be sold by La Arena at the prevailing price of gold at the time of sale.

(g)

After expiry of the Option without MSM acquiring all of the shares of La Arena, all Free Cash Flow, less required sustaining capital expenditures (as set out in a budget approved by IAMGOLD, Rio Alto S.A.C. and MSM), will be distributed by La Arena to the shareholders of La Arena (based on their percentage ownership interest in La Arena) on a timely basis with reference to payment and delivery obligations of Rio Alto to Red Kite under the Prepayment Agreement and the obligations of the Rio Alto Parties to fully reimburse La Arena for Lost Value (as defined below).

(h)

After expiry of the Option, gold ounces that were sold under the Gold Purchase Agreement during the term of the Option Agreement shall be subject to a value adjustment with the Rio Alto Parties reimbursing La Arena for lost value (“Lost Value”), as provided below. Lost Value shall be determined by multiplying the number of ounces of gold sold under the Gold Purchase Agreement during the term of the Option Agreement and the difference between the prevailing spot price of gold at the time of sale and the price of gold realized from the sale of gold under the Gold Purchase Agreement. The Lost Value, until fully reimbursed to La Arena by the Rio Alto Parties, shall be set-off by La Arena against the Free Cash Flow otherwise due to MSM.

3.	Security

(a)

IAMGOLD and La Arena consent to the Rio Alto Parties granting a security interest in their interest in La Arena as security for their obligations under the Prepayment Agreement, the Credit Agreement, the Gold Purchase Agreement and all related or ancillary documents and obligations thereunder (collectively, the “Red Kite Transaction Documents”), including but not limited to any shares of La Arena either issued or transferred to MSM or to which MSM is entitled to be issued or transferred and Loans (as such term is defined in the Option Agreement) that may be acquired by MSM pursuant to the Option Agreement and the Rio Alto Parties’ rights in the Option Agreement, the Operator Agreement and the Governance Agreement, as amended by this Agreement.

(b)

Specifically, IAMGOLD and La Arena consent to the assignment of the interest of the Rio Alto Parties in the Option Agreement, the Operator Agreement and the Governance Agreement upon default by any of them under any of the Red Kite Transaction Documents. IAMGOLD and La Arena consent and agree to the Rio Alto Parties encumbering their respective interests in the Option Agreement, the Operator Agreement and the Governance Agreement, as amended by this Agreement, as described herein provided that, as a condition to any assignment of the interest of the Rio Alto Parties therein (including to Red Kite), such assignee agrees in writing with IAMGOLD and La Arena to be bound by all such agreements as if it were such Rio Alto Party or Parties, as the case may be.

(c)

IAMGOLD and La Arena consent to Rio Alto S.A.C. and MSM guaranteeing the obligations of Rio Alto under the Prepayment Agreement and the grant by Rio Alto S.A.C. and MSM of a security interest in all of their respective properties and assets in support of such guarantees.

(d)	If required for registration and enforcement purposes, IAMGOLD and La Arena agree to execute all reasonable documentation pertaining to the consents detailed in paragraphs 3(a), (b) and (c) above.

4.	Material Notices and Communications

IAMGOLD and La Arena hereby agree to concurrently provide Red Kite with a copy of all notices of breach, default, or event of default by any such Rio Alto Party in performing any obligation or making any payment under the Option Agreement, the Operator Agreement or the Governance Agreement. Until such time as Red Kite notifies IAMGOLD and La Arena of the declaration of a default by any of the Rio Alto Parties under the Red Kite Transaction Documents, IAMGOLD and La Arena shall continue to communicate directly with the Rio Alto Parties with regard the continuing obligations of the Rio Alto Parties under the Option Agreement, the Operator Agreement or the Governance Agreement. Thereafter, upon receipt by IAMGOLD and La Arena of written instructions from Red Kite pursuant to Red Kite’s exercise of rights or remedies under the Red Kite Transaction Documents, IAMGOLD and La Arena agree to and will treat any and all written instructions received from Red Kite as if received directly from a Rio Alto Party. The Rio Alto Parties shall indemnify and hold harmless IAMGOLD and La Arena against and from any and all claims and liabilities relating to IAMGOLD and/or La Arena communicating with and/or accepting and acting on any instruction from Red Kite.

5.	Red Kite Rights and Remedies

IAMGOLD and La Arena hereby irrevocably acknowledge and agree that Red Kite holds the same rights and remedies as the Rio Alto Parties in respect of any default by a Rio Alto Party under the Option Agreement, the Operator Agreement or the Governance Agreement. No termination of the Option Agreement, the Operator Agreement or the Governance Agreement shall be effective unless IAMGOLD and La Arena, as the case may be, shall have provided to Red Kite the notice of default and Red Kite shall have failed to exercise its rights thereunder to cure. The Rio Alto Parties shall indemnify and hold harmless IAMGOLD and La Arena against and from any and all claims and liabilities relating to IAMGOLD and/or La Arena communicating with and/or accepting and acting on any instruction from Red Kite.

6.	Termination

IAMGOLD and La Arena will not, except as otherwise permitted in accordance with the Option Agreement, the Operator Agreement or the Governance Agreement, as the case may be:

(a)	terminate the Option Agreement, the Operator Agreement or the Governance Agreement or consent to or accept any cancellation or termination thereof; or

(b)	amend, amend and restate, supplement or otherwise modify the Option Agreement, the Operator Agreement or the Governance Agreement.

7.	Commercial Production

IAMGOLD, La Arena and MSM agree that the reference to 'commercial production' in the Option, including pursuant to Section 4.3 thereof, shall be to a defined term, namely:

“Commercial Production” means the operation of all or part of the Property as a producing mine, but does not include bulk sampling or milling for the purpose of testing or milling by a pilot plant, and will be deemed to have commenced on the first day of the month following the first 30 consecutive days during which mineral product has been produced from a mine at an average rate of not less than 65% of the initial rated capacity if a plant is located on the Property or if no plant is located on the Property, the last day of the first period of 30 consecutive days during which ore has been shipped from the Property on a reasonably regular basis for the purpose of earning revenues, whether to a plant or facility constructed for that purpose or to a plant or facility already in existence.”

8.	Amendments to the Option Agreement and the Governance Agreement

This Agreement amends and modifies the Option Agreement and the Governance Agreement.

9.	Further Assurances

The parties will execute and deliver all other appropriate supplemental agreements and other instruments, and take any other action necessary, to give full effect to this Agreement and to make this Agreement legally effective, binding, and enforceable as between them and as against third parties.

10.	Waivers

The failure of a party to insist upon the strict performance of any term of this Agreement, or to exercise any right or remedy contained in this Agreement, will not be construed as a waiver or a relinquishment by that party for the future of that term, right, or remedy.

11.	Binding Agreement

This Agreement will bind and benefit each of the parties including their respective successors and permitted assigns.

12.	Expenses

Rio Alto will pay the reasonable expenses of IAMGOLD and La Arena incurred in the negotiation and settlement of this Agreement, including the reasonable fees and expenses of their legal counsel, whether or not the transactions referred to herein are completed.

13.	No Partnership

Neither the execution of this Agreement nor the performance by a party of any of its rights and obligations under this Agreement will create any partnership between the parties.

14.	Assignment

Subject to section 3 hereof, no party may assign this Agreement without the prior consent of the other parties hereto.

15.	Counterparts

This Agreement may be signed by original or by facsimile and executed in any number of counterparts, and each executed counterpart will be considered to be an original. All executed counterparts taken together will constitute one agreement.

16.	Entire Agreement

This Agreement constitutes the entire agreement between the parties and there are no representations or warranties, express or implied, statutory or otherwise and no agreements collateral to this Agreement other than as expressly set out or referred to in this Agreement.

17.	Severability

If any term of this Agreement is determined to be invalid or unenforceable, in whole or in part, the invalidity or unenforceability will attach only to that term or part term, and the remaining part of the term and all other terms of this Agreement will continue in full force and effect. The parties will negotiate in good faith to agree to a substitute term that will be as close as possible to the intention of any invalid or unenforceable term while being valid and enforceable. The invalidity or unenforceability of any term in any particular jurisdiction will not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

18.	Governing Law and Jurisdiction

This Agreement will be governed by and construed in accordance with Ontario law and applicable Canadian law and will be treated in all respects as an Ontario contract.

19.	Submission to Jurisdiction

Each of the parties will:

(a)	submit to the non-exclusive jurisdiction of the Ontario courts,

(b)	if not incorporated or registered in Ontario, appoint an agent to receive service of any process in Ontario, and

(c)	if any appointed agent is required, notify the other party of the name and address of its appointed agent.

20.	Time

Time will be of the essence.

21.	Notices

In this Agreement:

(a)

any notice or communication required or permitted to be given under the Agreement will be in writing and will be considered to have been given if delivered by hand, courier or transmitted by facsimile transmission, to the address or facsimile transmission number of each party set out below:

(i)	if to any of the Rio Alto Parties:

c/o Rio Alto Mining Limited
[Redacted: Address]

Attention:	[Redacted: Name]
Fax No.:	[Redacted: Fax Number]

(ii)	if to either IAMGOLD or La Arena:

[Redacted: Address]

Attention:	[Redacted: Name]
Fax No.:	([Redacted: Fax Number]

or to such other address or facsimile transmission number as a party may designate in the manner set out above;

(b)	notice or communication will be considered to have been received:

(i)

if delivered by hand or courier during business hours on a day which is not a Saturday, Sunday or a statutory holiday in either of the Provinces of British Columbia or Ontario (a “Business Day”), upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business on the next Business Day; and

(ii)

if sent by facsimile transmission during business hours on a Business Day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business on the next Business Day.

22.	Amendment

This Agreement may be amended or supplemented only by a written agreement signed by each party and that agreement need not be executed under seal.

[signature page follows]

TO EVIDENCE THEIR AGREEMENT each of the parties has executed this Agreement on the date first above written.

RIO ALTO MINING LIMITED	IAMGOLD - QUÉBEC MANAGEMENT INC.

By:	By:

“signed”	“signed”
Authorized Signatory	Authorized Signatory

RIO ALTO S.A.C.	MEXICAN SILVER MINES (GUERNSEY) LIMITED

By:	By:

“signed”	“signed”
Authorized Signatory	Authorized Signatory

LA ARENA S.A.

By:

“signed”
Authorized Signatory

SCHEDULE “A”

TERM SHEET

SCHEDULE “B”

PREPAYMENT AGREEMENT

SCHEDULE “C”

GOLD PURCHASE AGREEMENT

SCHEDULE “D”

JV TERMS

1.	GENERAL

1.1

Parties. La Arena S.A. (the “Corporation”) and its shareholders (the “Shareholders”) will be parties to a shareholders agreement (the “Shareholders Agreement”) which shall substantially contain the terms and conditions set out in this Agreement as well as those set out in the Governance Agreement dated June 15, 2009 among IAMGOLD – Quebec Management Inc., the Corporation and Rio Alto Mining Limited.

1.2

Priority. To the extent that the provisions of these JV Terms conflict with the bylaws of the Corporation, the provisions of the JV Terms shall prevail. The Corporation agrees to follow all the instructions as set out in the JV Terms notwithstanding that such that instructions are not included in, or conflict with, the Corporation’s bylaws.

1.3	Definitions. For purposes of these JV Terms, “Business Day” shall mean any day which is not a Saturday, Sunday or a statutory holiday in either of the Provinces of British Columbia or Ontario.

2.	OBSTACLES TO THE TRANSFER OF SHARES / RIGHT OF FIRST OFFER

2.1	Obstacles to Transfer. Shares of the Corporation (“Shares”) may not be transferred or encumbered other than in accordance with this Agreement.

2.2

Right of First Offer. Other than in respect of a sale or assignment to an affiliate, which shall be permitted, a Shareholder may at any time and from time to time sell or assign its entire interest in the Corporation and this Agreement to a third party as long as:

(1)

the selling Shareholder first gives sale notice to the other Shareholder of the consideration (which must be a cash consideration) for which and the other terms and conditions upon which it wishes to sell its interest following which the other Shareholder, for a period of 40 Business Days from the time of the receipt of that sale notice, will have the exclusive right and option to give notice of exercise to the selling Shareholder and to purchase the offered interest for the consideration and on the terms and conditions specified in the sale notice; and

(2)

if the other Shareholder fails to duly give exercise notice to the selling Shareholder and to purchase the offered interest for the consideration and on the terms and conditions specified in the sale notice, then the selling Shareholder may proceed to sell the offered interest to a third party for the consideration and on terms and conditions no more favourable than those specified in the sale notice, so long as the sale or assignment is evidenced in writing (including an agreement by the purchaser or assignee to be bound by all agreements entered into by the Shareholders) and, to the extent consistent with those terms and conditions, completed within 60 Business Days of the expiration of the period of 40 Business Days specified in the immediately preceding subclause. If the offered interest is not so sold within such 60 Business Day period, then the right of first offer will again take effect in respect thereto.

3.	SHAREHOLDERS’ OBLIGATIONS

3.1	Where unanimous approval required. The following matters require unanimous Shareholder approval:

(1)	the disposition of substantially all of the or any material assets of the Corporation;

(2)	the imposition of any lien, charge, mortgage, security interest or other similar encumbrance over any of the material assets of the Corporation;

(3)

unless the subject of an approved program or budget any single capital expenditure by the Corporation in excess of [Redacted: Dollar Amount] or total capital expenditures in any 12 month period in excess of [Redacted: Dollar Amount];

(4)	any financial assistance, loan or guarantee provided by the Corporation to any person;

(5)	any repayment of shareholders loans; and

(6)	any redemption/repurchase of the securities.

4.	REGISTRATION IN SHARE LEDGER

4.1	Record of Agreement. The Corporation shall record this Agreement in its Share Ledger immediately after its execution without request from any of its Shareholders.

4.2	Enforcement. The Shareholders’ Agreement shall be enforceable by any of the Shareholders against the other Shareholders and the Corporation as of the date of its execution.

5.	SHARE ISSUANCES

5.1

Share Issuances. No Shares shall be issued without the Corporation first offering the Shares to be issued to the Shareholders in proportion as nearly as circumstances permit to the number of the existing Shares of which the Shareholders are the owners and in compliance with applicable law.

5.2

Notice. A notice of any offer to issue Shares shall be sent to each Shareholder and shall specify the total number of Shares then being offered for allotment and issue, the issue price for each Share and the number of Shares being offered to the Shareholder to whom the notice is addressed, and shall limit the time (to be not less than 10 Business Days from the date in which such notice is deemed to have been given) within which such offer, if not accepted, will be deemed to be declined.

5.3

Procedure for Share Issuances. Each Shareholder shall send a notice to the Corporation of the acceptance of any or all of the Shares offered to it. If a Shareholder does not accept any or all of the Shares offered to it within the period prescribed in the notice, then the other Shareholder, if it has accepted all of the Shares offered to it, may elect to purchase any or all of the Shares which have not been accepted

6.	CONTRIBUTIONS

6.1	Loans from Shareholders. The Board may, from time to time make a written request to the Shareholders for a Shareholder Loan. The Board’s request for Shareholder Loans shall be made to each Shareholder pro rata in proportion to its shareholdings in the capital of the Corporation. A Shareholder may advance the money requested from it within 15 Business Days of receipt of the written request for the Shareholder Loan but shall not be required to do so.

If a Shareholder advances funds to the Corporation pursuant to the terms of this clause 6.1, then the Shareholder shall be entitled to receive interest on the amount advanced by it at a rate equal to the Prime Rate plus 3% per annum, which interest shall be payable monthly on the outstanding balance of such disproportionate Shareholder Loan until that amount is repaid.

6.2

Subordination of Shareholders Loans. The Shareholders shall subordinate and postpone all Shareholders Loans to permanent financing or other borrowings by the Corporation to the extent required by the Board.

6.3

Distribution of Profits. Except when precluded or otherwise prohibited by the terms of any debt financing and to the extent permitted by law, the profits of the Corporation in excess of reserves, as shall be required in the opinion of the Board to meet expenses or anticipated expenses, shall be distributed quarterly, firstly by way of repayment of Loans on a pro rata basis, and, secondly by way of dividend to the Shareholders on a pro rata basis.

7.	OPERATOR

7.1

Operator and Removal of Operator. Rio Alto S.A.C.will be operator of the Corporation (“Operator”) and will remain unless removed by majority vote of the Shareholders or is subject to an insolvency event.

7.2	Operator Obligations.

(7)

The Operator, among other usual and standard obligations, must keep the Corporation properties in good standing and free of any encumbrances, comply with applicable law, maintain proper books and accounts and adequate insurance and operate according to good mining practices.

(8)	The Operator must conduct activities in accordance with approved programs and approved budgets.

(9)	The Operator must deliver the following reports to the directors:

(a)

a monthly progress report indicating the status of any approved program being conducted on the Corporation property and disclosing any significant technical data learned or obtained in connection with such work, along with an estimate of the expenditure incurred during that month, but progress reports will only be required quarterly during those periods in which there is no work being conducted;

(b)	as soon as practical after verification by the Operator, a report in respect of any material exploration results or adverse events.

7.3	Prohibitions. The Operator must not, except with the prior approval of the directors or except in an emergency or as necessary to protect property and persons:

(10)

except where sufficient details are provided in an approved program or approved budget enter into any contract or subcontract involving a commitment to Expenditure, whether capital or operating, in excess of [Redacted: Dollar Amount];

(11)	institute, defend, compromise or settle any court or arbitral proceedings or insurance claim involving an amount in excess of [Redacted: Dollar Amount]; or

(12)	except as necessary to comply with law or the requirements of any governmental authority having jurisdiction, suspend or curtail any mining operation.

7.4

Indemnification of Operator. Each Shareholder must indemnify the Operator from and against any liability, loss, damage, claim, demand, proceeding, expense, injury or death (including legal fees) suffered, sustained or incurred by the Operator which arises out of or as a consequence of the performance by the Operator or its officers, employees or agents.

7.5

Apportionment of Liability. A Shareholder’s liability to indemnify the Operator will be reduced proportionally to the extent that any negligent act, omission or wilful misconduct of the Operator or its officers, employees or agents has caused or contributed to any liability, loss, damage, claim, demand, proceeding, expense, injury or death. Notwithstanding the foregoing, the Operator shall not be indemnified nor held harmless by any of the Shareholders for any loss, liability, claim, demand, damage, expense, injury or death (including, without limiting the generality of the foregoing, legal fees) resulting solely from the negligence or wilful misconduct of the Operator or its officers, employees or agents. The obligation of the Shareholders to indemnify and save the Operator harmless shall be in proportion to their respective shareholding as at the date that the loss, liability, claim, demand, damage, expense, injury or death occurred or arose.

7.6	Operator’s Fee. The Operator may charge an appropriate fee for operation of the Corporation’s business, which fee will be determined by the Executive Committee.

8.	PROGRAMS AND PRODUCTION PROGRAMS

8.1	Annual Programs and Budgets. The Operator must submit annual programs and budgets to the Executive Committee for approval. The proposed budget must contain quarterly expenditure projections.

8.2

Right of Participant to propose Program and Budget. If the Operator fails to submit an annual program and budget, then the Shareholder which is not the Operator may propose to the Executive Committee an annual program and budget.

8.3

Operator’s Authority The approval of a program and budget by the Executive Committee will be authority for the Operator to undertake the activities specified in and incidental to the program and to incur on behalf of the Corporation the expenditures estimated in and incidental to the budget but the Operator must not incur expenditure in the performance of the activities specified in an approved program and an approved budget in an amount which exceeds by more than 10% the total of the expenditures estimated within an approved program and an approved budget except:

(13)	in an emergency, as considered by the Operator necessary to maintain and preserve the property or to preserve or protect life, limb, property or the environment in respect of the property;

(14)	to effect and maintain required insurances;

(15)	in accordance with a prior approval obtained from the Executive Committee; or

(16)

as necessary to comply with any law or requirement of a governmental authority having jurisdiction where reference to the Executive Committee is impracticable and until such reference becomes practical.

9.	DILUTION

9.1

Election to Dilute. Each Shareholder may, by notice in writing to the other Shareholder and the Operator given within 10 Business Days after the approval by the Executive Committee of a program and budget, elect:

(17)	not to contribute to the expenditure to be incurred during the period to which that approved budget relates; or

(18)

to reduce its contribution to the expenditure to be incurred during the period to which that approved budget relates by contributing less than the amount that it would, but for this clause, be required to contribute.

9.2	Consequence of Election. If a Shareholder gives notice as permitted by clause 9.1 then:

(19)

in the case where that Shareholder gives notice under clause 9.1(1), it will not be entitled or obliged to contribute to the expenditure incurred from the commencement of the period covered by the approved budget in relation to which the notice was given until it becomes entitled and obliged to recommence contributing to expenditure;

(20)

in the case where that Shareholder gives notice under clause 9.1(2), it will only be entitled and obliged to contribute to the expenditure in the reduced amount specified in the notice given by it under clause 9.1(2) until it becomes entitled and obliged to recommence contributing in full to expenditure; and

(21)

during the period for which a Shareholder does not contribute, its shareholding in the Corporation will dilute accordingly either by transfer of issued shares to the -contributing Shareholder or by issuance of shares to the other Shareholder, and in accordance with the following formula:

S	=	100	x	STE
TE

where:

S = diluted shareholding interest of a Shareholder

STE = that Shareholder’s total expenditure as at date the shareholder elects not to contribute

TE = total expenditure of all Shareholders as at date that the Shareholder elects not to contribute, including any amounts to be contributed in accordance with the approved budget

10.	DEFAULT

10.1	Event of Default. An event of default (a “Default”) arises if a Shareholder (the “Defaulting Shareholder”):

(22)

fails to observe, perform or carry out any of its obligations under this Agreement (other than a failure to advance a Shareholder Loan) and such failure continues for 30 days or, where not curable within 30 days, the Shareholder has not been diligent to cure such failure within 30 days, after any Shareholder not in default (the “Nondefaulting Shareholder”) gives a written notice of such default to the Defaulting Shareholder and the Corporation, which notice shall set out particulars of the Default and demand that the Default be cured;

(23)

fails to take reasonable actions to prevent or defend assiduously any action or proceeding, seizure, execution or attachment which claims possession, sale, foreclosure, the appointment of a receiver or receiver-manager of his or her assets, or forfeiture or termination of or against, any of the Interest of the Defaulting Shareholder, and such failure continues for 15 days after the Nondefaulting Shareholder has in writing demanded that such actions be taken or the Defaulting Shareholder fails to defend successfully any such action or proceeding;

(24)	becomes a bankrupt or commits an act of bankruptcy or if a receiver or receiver-manager of his or her assets is appointed or makes any assignment for the benefit of creditors or otherwise;

(25)

fails to take reasonable actions to prevent or defend assiduously any enforcement proceeding surrounding any Interest of the Defaulting Shareholder which has become the subject of a claim or notice of attachment, and such failure continues for 15 days after the Nondefaulting Shareholder has in writing demanded that such actions be taken or the Defaulting Shareholder fails to defend successfully such proceeding; or

(26)

a third party institutes a claim for any right, title or interest in or to any of the Interest of the Defaulting Shareholder and the Defaulting Shareholder fails to take reasonable actions to prevent or defend assiduously any such claim or the Defaulting Shareholder fails to successfully defend such claim.

10.2	Remedies. If a Default occurs under clause 10.1, then the Nondefaulting Shareholder may:

(27)

pursue any remedy available in law or in equity, each Shareholder acknowledging that specific performance, injunctive relief (mandatory or otherwise) or other equitable relief may be the only adequate remedy for a Default;

(28)

take all actions in its own name or in the name of the Defaulting Shareholder or the Corporation as may reasonably be required to cure the Default, and all payments, costs and expenses incurred by the Nondefaulting Shareholder shall be payable by the Defaulting Shareholder to the Nondefaulting Shareholder on demand with interest at Prime plus 5% per annum;

(29)

implement the buy-sell procedure set out in clause 10.3 by notifying the Corporation of the Default, the name of the Defaulting Shareholder and the Non-Defaulting Shareholder’s election to implement such procedure (the “Notice of Default”); or

(30)

waive the Default, provided that any waiver of a particular Default shall only be effective if it is in writing, signed by the Nondefaulting Shareholder, and shall not operate as a waiver of any subsequent or continuing Default and shall not be binding upon, or limit the remedies available to any Nondefaulting Shareholder who has not signed such waiver.

10.3

Buy-Sell Procedure on Default. In the event the buy-sell procedure in this Agreement is implemented pursuant to clause 10.2(3), the Defaulting Shareholder shall be deemed to offer to sell (the “Offer”) to the Nondefaulting Shareholder all, but not less than all, of its Interest on the following terms and conditions:

(31)	the purchase price payable shall be equal to 90% of the fair market value of the Defaulting Shareholder’s interest determined as of the date of the Notice of Default;

(32)	the Offer shall be open for acceptance within the next 30 Business Days by the Nondefaulting Shareholder;

(33)	acceptance by the Nondefaulting Shareholder of the Offer shall be by notice to the Corporation; and

(34)

upon the acceptance of the Offer, a binding contract of purchase and sale for the Interest of the Defaulting Shareholder shall be deemed to be formed between the Defaulting Shareholder and the Corporation and/or the Nondefaulting Shareholder, as the case may be, on the terms and conditions set out in the Offer and this Agreement.

10.4

Ordinary Course of Business. Between the date of any Default and the time of that such default is remedied to the complete satisfaction of the Nondefaulting Shareholder under clause 10.2, the Shareholders shall use their best efforts to cause the Corporation to take no action except in the ordinary course of business of the Corporation.

10.5

Monies Held. If and so long as a Shareholder is a Defaulting Shareholder, all monies payable to that Defaulting Shareholder by the Corporation by way of dividends, repayment of loans or other distributions, as applicable, shall be held by the Corporation until such time as the Shareholder is no longer a Defaulting Shareholder.

11.	ARBITRATION

11.1

Arbitration and Rules. Any dispute or controversy arising out of or in connection with this Agreement shall be resolved through an arbitration of law under the Arbitration Rules of the Center of National and International Conciliation and Arbitration of the Chamber of Commerce of Lima (hereinafter the “Center”), to which rules, administration and decision the parties hereto are unconditionally submitted, declaring to be aware of such rules and to accept them in whole.

12.	TERMINATION

12.1	Conditions of Termination. This Agreement shall terminate:

(35)

if the Corporation ceases to carry on business for a period in excess of 90 days, has a receiving order made against it, goes into bankruptcy either voluntarily or involuntarily or makes a proposal to its creditors;

(36)	on the date the Corporation shall complete proceedings for its liquidation and distribution of its assets;

(37)	if there is only one Shareholder of the Corporation; or

(38)	if the parties hereto consent in writing to the termination hereof.